December 22, 2017

VIA EDGAR

David Orlic

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Strategy Shares, File Nos. 333-170750, 811-22497

Dear Mr. Orlic:

On September 15, 2017, Strategy Shares (the "Registrant"), on behalf of its series, the 7 HANDL Index ETF (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on November 13, 2017, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General:

Comment 1. Based on the SEC’s review of the disclosure and white paper, the index does not appear to be rues based given the subjectivity in constituting the index. A rules-based index should have the following characteristics: (a) each rule is defined with specificity; (b) the methodology uses a clear, objective formula; (c) the rules are not open to subjective determination or discretion; and (d) the index can be consistently replicated by third parties with access to the same data and tools. While the comments below have highlighted particular areas of concern, both the prospectus disclosure and the white paper should be reviewed for consistency with the principals described above.

Response. The Registrant has revised the disclosure as appropriate.

Comment 2. Please file a BXT to delay the effectiveness of the 485(a) filing in order to provide the staff with sufficient time to review the Registrant’s responses to our comments.

Response. The BXT was filed on November 21, 2017 and December 21, 2017 as requested.

Prospectus:

Fund Summary

Comment 3. Please add a footnote to the fee table that “other expenses” are based on estimates.

Response. The Registrant has added the disclosure requested.

Comment 4. Please revise the disclosure in the introduction to the expense example to say “hold all” of your shares instead of “redeem all” of your shares.

Response. The Registrant has revised the disclosure as requested.

Comment 5. Please revise the 80% test in the strategy to comply with the requirements of the ETF exemptive order.

Response. The Registrant has revised the disclosure as follows:

The Fund will ~~normally~~ invest at least 80% of its ~~net~~ assets ~~, plus the amount of any borrowings for investment purposes,~~ in securities of the ‡HANDL™ Index (the “Index”).

Comment 6. Please disclose in what ETFs the Fund will be invested at launch or provide a rules-based test that can be objectively applied to determine what the ETFs would be.

Response. The Registrant believes the revised disclosure adequately describes the index’s methodology.

Comment 7. The second paragraph of the disclosure references leverage on the underlying portfolio. Please supplementally explain whether derivatives are being used to provide exposure similar to the index or whether the derivatives are components of the index and revise the disclosure accordingly. Please note that, if they are not components, the Fund may only invest a maximum of 20% of its assets in such derivatives.

Response. The Index is a 130/30 long/short index. To track the Index, the Fund buys the long positions of the Index with 90% of the Fund’s assets and uses 10% of the Fund’s assets as collateral for a 40% total return swap on a version of the Index that is unleveraged. The strategy disclosure has been revised to clarify this.

Comment 8. Please provide a definition of large cap in the strategy and revise the disclosure for clarity regarding whether the $5 billion market cap referenced in the third paragraph of the strategy is what is meant by large cap later in the same paragraph.

Response. The large capitalization stocks to which the strategy refers are stocks with the market capitalization range of the large cap segment of Nasdaq’s US Benchmark Index. The Registrant has added this definition of large cap to the disclosure as follows.

The Core Portfolio component of the Index seeks to provide broad exposure to the U.S. fixed-income and equity markets and consists of a 70% allocation to U.S. aggregate fixed-income ETFs (the “Core Fixed Income Sleeve”) and a 30% allocation to U.S. large capitalization equity ETFs ~~with a market capitalization of $5 billion or more~~ (the “Core Equity Sleeve”). The Index defines large cap as the market capitalization range of the large capitalization segment of Nasdaq’s US Benchmark Index.

Comment 9. Please name the 12 asset categories in the explore portfolio in the summary.

Response. Because none of the 12 asset categories in the explore portfolio are principal strategies by themselves, the Registrant has not revised the summary to name them but has provided general categories as follows:

There are 12 asset categories represented in the Explore Portfolio, which include various types of equity and fixed income securities.

Comment 10. Please provide an explanation of the timing of the rebalancing and reconstitution of the core portfolio like you do for the explore portfolio.

Response. The Registrant has revised the disclosure to include the information requested to add the following:

Item 4:

The Core Portfolio is rebalanced monthly to weight the Core Portfolio in accordance with the Index’s methodology and is reconstituted annually in December.

Item 9:

The Core Portfolio is rebalanced monthly. Following the close of the last trading day of each month, the components of the Core Portfolio are rebalanced to select weights in accordance with the index methodology. Changes in weighting are made at market open on the 9th trading day of the following month. The Core Portfolio is reconstituted annually in December. The eligibility criteria are applied using available market data as of the end of the month. Security additions and deletions are made effective at the market open on the 9th business day in January.

Comment 11. What are the “various circumstances” under which the Fund may use sampling?

Response. Under normal market conditions, the Fund will not use sampling. However, when there is severe, unforeseen market stress or a market disruption where the Fund could not fully replicate the index, the Fund may use sampling. The disclosure has been revised to clarify the circumstances under which sampling may be used.

Comment 12. Please revise the disclosure in the sixth paragraph of the strategy to say “will” concentrate instead of “may” concentrate. Please also disclose if the index is currently concentrated, and, if so, the risks associated with the applicable industries.

Response. The Registrant has revised the disclosure as requested. The index is not currently concentrated.

Comment 13. If the Fund will be distributed through banks, please add the disclosure required by Item 4(b), instruction (iii) of Form N-1A to the introduction to the principal risks.

Response. The Registrant has added the disclosure requested.

Comment 14. Please revise the active trading risk as to clarify that the Fund is not an actively managed ETF.

Response. The Registrant has revised the risk to be turnover risk.

Turnover Risk. The Fund may have a high turnover of the securities held in its portfolio. Increased portfolio turnover causes the Fund to incur higher brokerage costs, which may adversely affect the Fund’s performance and may produce increased taxable distributions.

Comment 15. The “Equity Securities Risk” references preferred stocks. Please add these to the principal strategies or remove it from the risk as appropriate.

Response. Investments in preferred stocks are not a principal strategy of the Fund, so the risk has been revised accordingly.

Comment 16. In “ETF Structure Risk”, in the third bullet under the subheading “Market Price Variance Risk”, please consider removing the reference to the Fund’s “domestic” trading day as to not suggest the Fund invests in foreign securities.

Response. The Registrant has revised the risk as requested.

Comment 17. Please expand “Index Risk” to include more information regarding the risks of changes to the index.

Response. The Registrant has replaced “Index Risk” with the following:

Index Risk. Unlike many investment companies, the Fund does not utilize an investing strategy that seeks returns in excess of the Index. Therefore, it would not necessarily sell a security unless that security is removed from the Index, even if that security generally is underperforming.

Comment 18. Consider adding a risk related to the inexperience of the index provider, if applicable.

Response. The Registrant has not added the risk because the index provider has experience.

Comment 19. Please revise the “Management Risk” so that the risk does not suggest the Fund is actively managed.

Response. The Registrant has replaced the risk with the following:

Management Risk. As the Fund may not fully replicate the Index, it is subject to the risk that investment management strategy may not produce the intended results.

Comment 20. Please confirm supplementally whether the underlying ETFs in which the Fund invests be active or passive. Please also add the specific risk of each underlying ETF.

Response. The adviser has confirmed to the Registrant that the underlying ETFs in which the Fund will invest as a principal strategy will be passive. The Registrant has not revised the disclosure because the risks associated with the investments of the underlying ETFs are already included in the Fund’s risk disclosure.

Comment 21. Please disclose supplementally what the Fund’s performance benchmark index will be.

Response. The Fund’s performance will be benchmarked to the Nasdaq 7HANDL Index, which is the index the Fund passively tracks.

Additional Information About the Fund’s Principal Investment Strategies and Related Risks

Comment 22. Please revise the investment objective to replace “correspond” with “correlate” or “track”.

Response. The Registrant has revised the objective as requested.

Comment 23. In the strategy disclosure for the Explore Portfolio, please disclose the duration of the fixed income securities in which the Fund invests.

Response. The Registrant has added duration and maturity information regarding the fixed income securities in which the Fund will invest where it was not already provided.

Comment 24. Please revise the risks so that Item 4 is a summary of Item 9.

Response. The Registrant has revised the disclosure as appropriate.

Comment 25. Please explain supplementally why the non-principal risks disclosed are not principal risks.

Response. The risks are not principal because the strategies to which the risks correspond will have less than 10% of Fund assets allocated to each of them. The Registrant has revised the presentation of the 12 asset categories in the strategy to clarify that they are non-principal strategies when taken by themselves.

Comment 26. In “Call Options Risk” in the non-principal risks, please confirm that the risk covers both writing and buying call options.

Response. The Registrant has revised the risk with respect to buying calls by adding the following:

As the buyer of a call option, the Fund assumes the risk that the market price of the underlying security will not increase above the strike price plus the premiums paid, so the Fund bears the risk that it will lose the premium paid for the option.

Shareholder Information

Comment 27. In “Purchasing and Selling Fund Shares on the Secondary Market”, (i) please disclose that the market information providers will also disseminate values for the index once each trading day based on the closing prices on the relevant exchange and that the Fund will make available on a daily basis the names and required numbers of each of the deposit instruments as well as information regarding the cash amount. (ii) Please also disclose why approximate value should not be viewed as a “real-time” update of a Fund’s NAV, specifically, disclose what the calculation includes and does not include (such as operating fees of the Fund and other accruals). (iii) Please disclose whether the Fund will use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indication of current market value of the ETF’s shares. If there are such circumstances, consider adding them to the risk disclosure. (iv) Please disclose that the Fund’s website will also publish the prior business day’s NAV and the market closing price for the midpoint of the bid/ask spread at the time of calculation of the NAV and a calculation of any premium or discount to NAV.

Response. (i) The Registrant has added the disclosure requested. (ii) The disclosure requested is already in the section. (iii) There are no such circumstances that are not already disclosed. (iv) The Registrant has added the disclosure requested.

Management of the Fund

Comment 28. In “Advisory Services”, please revise the description of the recoupment of the Expense Cap to match the disclosure in footnote 3 to the fee table.

Response. The Registrant has revised the disclosure as requested.

Dividends and Distributions

Comment 29. In “Taxation of Distributions”, please add the disclosure required by 19a that a written statement will accompany any 19a1 distribution.

Response. The Registrant has revised the disclosure as follows:

Distributions in excess of the Fund’s current and accumulated earnings and profits are treated as a tax-free return of capital to the extent of your basis in the Shares and as capital gain thereafter. A written statement will accompany any such distribution informing you that the distribution is a return of capital.

SAI:

Comment 30. In the introductory paragraph of Fundamental Investment Restrictions, please provide a definition under the 1940 Act of the majority of outstanding shares needed to approve a change in fundamental policies.

Response. The Registrant has revised the disclosure as requested.

Comment 31. In the fundamental policy on concentration, (a) please explain what concentration means under the 1940 Act. (b) Please add the word “concentrated” in the fourth line where it is missing. (c) Please also add underlying funds to the policy in order to clarify that it may be easy to become concentrated if an underlying fund is concentrated given the low number of holdings of the Fund.

Response. (a) The disclosure already contains the definition requested. (b)The Registrant has added the missing word. (c) The Registrant does not believe the requested disclosure is applicable.

Comment 32. In “Fundamental Investment Restrictions”, in the explanatory disclosure after the policies, please consider changing the word “concentration” of underlying investment companies to “investments”.

Response. The Registrant has revised the disclosure as requested.

Comment 33. Please revise or remove the statement that the Fund’s 80% policy may be changed without shareholder approval.

Response. The Registrant has removed the disclosure.

Comment 34. Please supplementally explain how the Fund will comply with the restrictions of Section 12(d)(1).

Response. The Registrant will rely on section 12(d)(1)(F) to invest in other investment companies or upon the exemptive orders of the ETFs in which it invests that permit the Fund to exceed the limits of Section 12(d)(1) under certain conditions. The Fund has also revised the disclosure in its prospectus to explain that other funds may not rely on the Fund’s exemptive order to exceed the limits of 12(d)(1).

Comment 35. Please provide more detail regarding the compensation of the portfolio manager in accordance with Item 20b.

Response. The Registrant has revised the disclosure as requested.

Comment 36. Please revise all reference to the settlement date being T+3 to be T+2.

Response. The Registrant has revised the disclosure as requested.

Part C:

Comment 37. Please file the licensing agreement as an exhibit to the registration statement.

Response. The Registrant will file the licensing agreement for the index as requested.

Comment 38. In item 29, please revise the disclosure as it references the Trust as another trust under common control with the Fund.

Response. The Registrant has revised the disclosure as requested.

White Paper:

Comment 1. In the index description, in the last sentence of the second paragraph, explain what period of time “over time” means.

Response. The sentence was removed from the attached “Nasdaq 7HANDL Base Index Methodology” (referred to herein as the “white paper”).

Comment 2. On page 2, is the reference to the 4 indexes what is meant by the term “index” throughout? It is unclear what these 4 indexes are in relation to the index used by the Fund.

Response. The four indexes discussed have the same constitution and are all based on the same methodology, but the indexes vary in how they are calculated. Each version of the index is calculated differently to account for different treatment of dividends, taxation, leverage, and cash distributions. However, the underlying holdings and methodology employed for the purposes of index constitution remain the same across all versions of the index. The term “Index” has been defined to clarify to which version of the index the information applies. The calculation methodology for the Fund’s Index has been provided in the attached “NASDAQ 7 HANDL Index Methodology”.

Comment 3. In the first bullet on page 2, what does “ordinarily” mean?

Response. The index provider has confirmed to the Registrant that the price return index is calculated without regard to cash dividends on the securities in the index. Their use of the term "ordinarily" is intended to mean that it sometimes will not be apparent that there is a difference between the price return index and the total return index because of decimal rounding. However, the index provider has not revised the paragraph as it is language that is used in the index methodology for numerous NASDAQ indexes, so the index provider has declined to revise the language for consistency across their products.

Comment 4. In the third bullet on page 2, what does “securities incorporation withholding rate” mean?

Response. The net total return index reinvests cash dividends after deduction of non-resident withholding tax rate for investors who do not benefit from double taxation treaties. An index security's withholding tax rate is based on the general tax rate applicable in the index security's country of incorporation. All Index constituents are incorporated in the US. In the case of US securities, this is 30%. The white paper has been revised to include this explanation in a footnote.

Comment 5. On page 2, in “Eligibility”, define US aggregate fixed income ETFs, US large cap equity ETFs, and US aggregate bond ETFs.

Response. The white paper has been revised to provide the definitions requested.

Comment 6. On page 3, in Explore, please confirm that the index is rules based with no discretion, and revise the list of 12 categories to match what is in the Item 9 of the prospectus.

Response. The index provider has confirmed to the Registrant that the index is rules based with no discretion and has been revised as requested.

Comment 7. On page 4, give an example of how the DWA Managed Momentum Score might work as it is unclear.

Response. The example requested is in the attached “DWA Managed Momentum Example”.

Comment 8. On page 4, in “Index Evaluation”, in the first paragraph where it says “as of the end of the month”, please clarify if this is the last trading day or the last calendar day.

Response. The white paper has been revised to indicate that it is the last trading day of the month.

Comment 9. Because of the information provided on page 4 in “Index Evaluation” in the second paragraph, please confirm only NASDAQ has discretion, not the index provider.

Response. The index provider has confirmed that only NASDAQ has discretion, not the index provider.

Comment 10. On page 4, in “Index Maintenance”, (i) what does the first clause of the first sentence mean? (ii) Also, what does “certain” mean in the phrase “in the case of certain…”/which ones? (iii) In the last paragraph where it says “ordinarily”, when would this happen? What would happen instead? This sounds like discretion.

Response. The index provider has not revised the paragraph as it is language that is used in the index methodology for all NASDAQ indexes, so the index provider has declined to revise the language for consistency across their products.

If you have any further questions or additional comments, please contact Tanya Goins at (404) 541-2954, Parker Bridgeport at (614) 469-3238, or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya. L. Goins

Tanya L. Goins

NASDAQ 7HANDL™ Base Index Methodology

Index Description

The NASDAQ 7HANDL™ Base Index seeks to create a diversified, multi-asset portfolio of ETFs to serve as a base index for the NASDAQ 7HANDL Index. The NASDAQ 7HANDL Index employs the NASDAQ 7HANDL Base Index methodology to determine its constituents and then assumes leverage in the amount of 23% of the portfolio (net of the estimated cost of employing such leverage). This document outlines the rules employed to determine the composition of the NASDAQ 7HANDL Base Index.

Index Calculation

The NASDAQ 7HANDL Base Index (the “Index”) is a modified equal weighted index. The value of the Index equals the aggregate value of the Index share weights, also known as the Index Shares, of each of the securities in the Index (“Index Securities”) multiplied by each such security’s Last Sale Price1, and divided by the divisor of the Index. The divisor serves the purpose of scaling such aggregate value to a lower order of magnitude, which is more desirable for reporting purposes. If trading in an Index Security is halted on its primary listing market, the most recent Last Sale Price for that security is used for all Index computations until trading on such market resumes. Likewise, the most recent Last Sale Price is used if trading in a security is halted on its primary listing market before the market is open. The Index began on October 12, 2017 at a base value of 1000.00.

The formula for index value is as follows:

Aggregate Adjusted Market Value/Divisor

The formula for the divisor is as follows:

(Market Value after Adjustments/Market Value before Adjustments) X Divisor before Adjustments

________________

1 For purposes of this document, Last Sale Price refers to the last regular way trade reported on such security’s Index Market. The Index Market is the listing market for which prices are received and used by Nasdaq in the Index calculation and generally will represent the most liquid trading market of the Index Security. If a security does not trade on its Index Market on a given day or the Index Market has not opened for trading, the most recent last sale price from the Index Market (adjusted for corporate actions, if any) is used. For securities where Nasdaq is the Index Market, the Last Sale Price may be the Nasdaq Official Closing Price (NOCP) when Nasdaq is closed.

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Four versions of the Index are calculated – a price return index, a total return index, a net total return index, and an excess total return index.

•	The price return index, the NASDAQ 7HANDL Base Price Return Index (NQ7HANDL), is ordinarily calculated without regard to cash dividends on Index Securities.
•	The total return index, NASDAQ 7HANDL Base Total Return Index (NQ7HANDLT), reinvests cash dividends on the ex-date.
•	The net total return index, NASDAQ 7HANDL Base Net Total Return Index (NQ7HANDLN), reinvests cash dividends on the ex-date based on the securities incorporation withholding rate.[2]
•	The excess total return index, NASDAQ 7HANDL Base Excess Total Return Index (NQ7HANDLER), deducts the equivalent of 7% annualized returns from the total return index on a monthly basis following the last trading day of the month.

All Indexes reflect extraordinary cash distributions.

The Indexes are calculated and disseminated once per second from 9:30:01 to 17:16:00

Eastern Time (ET) in USD. The closing value of the Index(es) may change up until

17:15:00 ET due to corrections to the Last Sale Price of the Index Securities.

Eligibility

Index eligibility is limited to Exchange-Traded Funds (ETFs).

Eligibility Criteria

To be eligible for inclusion in the NASDAQ ‡HANDL™ Index, an ETF must first meet the following criteria:

•	be an ETF organized under the Investment Company Act of 1940;
•	have a three-month average daily trading volume of 20,000 shares (measured annually during the Annual Reconstitution process);
•	be open for daily creations and redemptions;
•	be listed on a U.S. exchange;
•	have traded for a minimum of one year.

The NASDAQ 7HANDL Base Index is comprised of ETFs that are split into two categories, a Core Portfolio and an Explore Portfolio. Nasdaq relies upon an independent, third-party data provider to categorize ETFs in accordance with the methodology set forth below.

•	The Core Portfolio consists of U.S. aggregate fixed-income ETFs[3] (the Core Fixed Income Component) and U.S. large cap equity ETFs[4] (the Core Equity Component).
➢	The Core Fixed Income Component shall be allocated on an equal weight basis to the three U.S. aggregate fixed-income ETFs that have the lowest expense ratios after waivers.
➢	The Core Equity Component shall be determined as follows:

________________________

[2] The securities incorporation withholding rate is the percentage of dividends that must be withheld for non-resident investors who do not benefit from double taxation treaties with the United States. For securities domiciled in the United States (as all of the Index constituents are), the securities incorporate withholding rate is 30%.

[3] U.S. aggregate fixed-income ETFs are defined as those ETFs that provide exposure to the entire U.S. investment grade bond market without limitation of duration or issuer.

[4] U.S. large cap equity ETFs are defined as those ETFs that provide exposure to a similar market capitalization range as the large capitalization segment of the Nasdaq US Benchmark Index.

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o Fifty percent of the Core Equity Component shall be allocated on an equal weight basis to the three U.S. large cap equity ETFs that have the lowest expense ratios after waivers.

o The remaining 50% of the Core Equity Component shall be allocated to the largest ETF (by AUM) that tracks the NASDAQ-100 Index.

➢	The Core Portfolio consists of a 70% allocation to the Core Fixed Income Component and a 30% allocation to the Core Equity Component.

•	The Explore Portfolio consists of a momentum-tilted, optimized allocation to non-levered ETFs in various U.S. asset categories that historically have provided high levels of income (Explore Categories).
➢	The Explore Categories include the following 12 ETF categories:

o Dividend Equity – ETFs that provide exposure to domestic dividend-paying stocks;

o Covered Call – ETFs that provide exposure to indexed covered call portfolios based on either the S&P 500 Index or NASDAQ-100 Index;

o High-Yield Bonds – ETFs that provide exposure to domestic high-yield corporate bonds (also known as “junk bonds”) of any duration or maturity;

o Investment Grade Bonds – ETFs that provide exposure to domestic investment grade corporate bonds [of any duration or maturity];

o MLPs – ETFs that provide exposure to master limited partnerships;

o MBS – ETFs that provide exposure to mortgage-backed securities;

o Active Fixed Income – ETFs that provide broad exposure to actively managed fixed income ETFs that invest in securities of any duration or maturity;

o Preferred Securities – ETFs that provide exposure to domestic preferred securities;

o REITs – ETFs that provide exposure to domestic real estate investment trusts;

o Growth & Income – ETFs that provide exposure to multiple asset portfolios of stocks and bonds or ETFs of stocks and bonds; including fund-of-fund ETFs;

o Utilities – ETFs that provide exposure to domestic utility securities; and

o Build America Bonds – ETFs that provide exposure to Build America Bonds. Build America Bonds are taxable municipal bonds that include tax credits and/or federal subsidies for bondholders and state and local bond issuers. These bonds may be of any maturity or duration.

➢	Each Explore Category shall be represented in the Index by a single ETF based on the following criteria:

o The default rule (subject to the exception described below) shall be that each Explore Category shall be represented by the largest ETF (by AUM) in the Explore Category.

o Notwithstanding the default rule, if an ETF that is not the largest ETF (by AUM) in its Explore Category, it shall represent its Explore Category if it has an expense ratio after waivers at least 20% lower than the largest ETF (by AUM) in the Explore Category.

o If multiple ETFs have an expense ratio after waivers at least 20% lower than the largest ETF (by AUM) in the Explore Category, the ETF with the lowest expense ratio after waivers shall represent the Explore Category.

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➢	The Explore Category allocation uses a proprietary methodology developed by Nasdaq Dorsey Wright (\DWA). The 12 ETFs comprising the Explore Category are weighted based on the DWA Managed Momentum Score which is comprised of an ETF’s Relative Strength Weighting and Yield to Risk Weighting:
o	Relative Strength Weighting is constructed as follows:
▪	Each ETF is assigned a Relative Strength Score based on the average of their 12, 9, 6, 3, and 1-month returns;
▪	If the Relative Strength Score is positive, the ETF is assigned a Raw Momentum Weight of 16.67%; otherwise, the ETF receives a Raw Momentum Weight of 4.17%;
▪	The Raw Momentum Weight is then rebased proportionally to 100% in order to calculate a Relative Strength Weight.
o	Yield to Risk Weighting is constructed as follows:
▪	Each ETF if assigned a Composite Yield Score based on the average of their 12, 9, 6, 3, and 1-month dividend yield;
▪	Each ETF if assigned a Composite Volatility Score based on the average of their 12, 9, 6, 3, and 1-month annualized volatility;
▪	The Yield to Risk Weight is then calculated as Composite Yield Score divided by Composite Volatility Score
o	The DWA Managed Momentum Score is calculated as Relative Strength Weighting multiplied by Yield to Risk Weighting.
o	The DWA Managed Momentum Score is then rebased proportionally to 100% in order to calculate the Index Weight.
➢	If the DWA Managed Momentum Score results in one or more ETFs exceeding an Index Weight of 16.67%, the Index Weights of those ETFs will be capped at 16.67% with the excess weight redistributed proportionally across all uncapped ETFs.

Index Evaluation

The Index is evaluated annually in December. The above Eligibility Criteria are applied using available market data as of the last trading day of the month. Security additions and deletions are made effective at the market open on the 9th business day in January.

Additionally, if at any time during the year other than the Evaluation, an Index Security is determined to have become ineligible for continued inclusion in the Index due to delisting, suspension, or a definitive agreement that would likely result in the security no longer being Index eligible, the security is removed from the Index and is replaced by the next eligible ETF from the investment category in question. Ordinarily, a security will be removed from the Index at its Last Sale Price. If, however, at the time of its removal the Index Security is halted from trading on its primary listing market and an official closing price cannot readily be determined, the Index Security may, in Nasdaq’s discretion, be removed at a zero price. The zero price will be applied to the Index Security after the close of the market but prior to the time the official closing value of the Index is disseminated, which is ordinarily 17:16:00 ET.

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Index Maintenance

Index Share changes are not made outside of the evaluation; however, changes arising from ETF dividends and ETF splits are made to the Index on the evening prior to the effective date of such corporate action. In the case of certain spin-offs or rights issuances, the price of the Index Security is adjusted and a corresponding adjustment is made to the Index Shares such that the weight of the Index Security does not change as a result of the action.

A special cash dividend announced by the listing exchange will result in an adjustment to the Last Sale Price of an Index Security prior to market open on the ex-date for the special amount distributed. A corresponding adjustment will be made to the Index Shares of the security such that the weight of the Index Security will not change as a result of the action. A special dividend may also be referred to as extra, extraordinary, non-recurring, one-time, unusual, etc.

Ordinarily, whenever there is a change in Index Shares, a change in an Index Security or a change to the price of an Index Security due to spin-offs, rights issuances or special cash dividends as mentioned above, the divisor is adjusted to ensure that there is no discontinuity in the value of the Index which might otherwise be caused by any such change.

Index Rebalancing

The index employs a modified equal weighting methodology and is rebalanced on a monthly basis. Following the close of the last trading day of each month, the Index is rebalanced to an equal weighting between the Core and Explore Portfolios. Within each portfolio, the ETFs are weighted in accordance with the Eligibility Criteria. Changes in weighting are made at market open on the 9th trading day of each month.

Nasdaq may, from time to time, exercise reasonable discretion as it deems appropriate in order to ensure Index integrity.

December 2017

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Rules for the Construction and Maintenance of the

Nasdaq 7HANDL™ Index

Version as of December 11, 2017

Table of Contents

1. Rules for the Construction and Maintenance of the Nasdaq 7HANDL™ Index	3
1.1 General Description	3
1.2 Index Rules for the Underlying Index	3
1.3 The Index Formula	3
Index Parameters	4
1.3.1 NASDAQ 7HANDL™ Index	4
1.3.2 Suspension of calculation and dissemination of leverage index	4
1.3.3 Calculation and Dissemination Frequency	5
1.4 Discretionary Adjustments	5
1.5 Limitations of liability	5

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1.	Rules for the Construction and Maintenance of the Nasdaq 7HANDL™ Index

1.1	General Description

The Nasdaq 7HANDL™ Index seeks to produce 1.3x leveraged exposure to the daily return of the NASDAQ 7HANDL™ Base Index (the “Underlying Index”) after accounting for financing costs associated with daily leveraged exposure.

All methodological criteria governing the Underlying Index apply to the Nasdaq 7HANDL™ Index. This document addresses the specific rules associated with the leverage characteristics of the Nasdaq 7HANDL™ Index.

1.2	Index Rules for the Underlying Index

See the “NASDAQ 7HANDL™ Base Index Methodology”.

1.3	The Index Formula

The formula for calculating the Nasdaq 7HANDL™ index is:

For 1.3x Leverage applied to the NASDAQ 7HANDL™ Base Index:

and

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Index Parameters

The Nasdaq 7HANDL™ Index is calculated and disseminated on the same day as the Underlying Index. The calculation frequency for the Nasdaq 7HANDL™ Index is equal to the calculation frequency of the Underlying Index. If the Underlying Index is suspended or not available for a period of time, the Nasdaq 7HANDL™ Index will be suspended until Underlying Index is available.

The liquidity spread reflects the financing cost over the Fed Fund Effective rate at the previous calculation date. The liquidity spread parameter will be determined each calendar month using the average of the 5 trading days before the 5th to the last trading day of the month. The liquidity spread parameter will be incorporated into the index formula, prior to market open on the first trading day of each calendar month.

1.3.1	NASDAQ 7HANDL™ Index

Index	Underlying Index	Symbol	Leverage Factor	Base Date	Base Value	Currency
NASDAQ7HANDL™ Price Index	NASDAQ-7HANDL Price Return Index	NQ7HANDLL	+1.3	12/13/2017	1,000	USD
NASDAQ-7HANDL™ NTR Index	NASDAQ-7HANDL Net Total Return Index	NQ7HANDLNL	+1.3	12/13/2017	1,000	USD
NASDAQ-7HANDL™ Index	NASDAQ-7HANDL Total Return Index	NQ7HANDLTL	+1.3	12/13/2017	1,000	USD

1.3.2	Suspension of calculation and dissemination of leverage index

In order to handle extreme market movements, the Nasdaq 7HANDL™ has been equipped with protection towards very large differences in the current index value in comparison to the previous trading day’s closing index value.

The total daily loss in the leveraged index is limited to 50% and the test of this is made intra-day. In this case the leveraged index will be suspended and the value to be considered as the index closing value for that calculation day.

In the event an Index is suspended intra-day, an announcement will be made to inform clients of this change through the Nasdaq Global Index Watch (GIW) website. The announcement will be issued as

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soon as practicable, but it would not be sent out prior to the suspension taking place; by definition the Index has to be automatically stopped once the limit is reached.

1.3.3	Calculation and Dissemination Frequency

The Indexes are calculated and disseminated during the trading day once per second from 09:30:00 to 17:16:00 Eastern Time (ET). The closing value of the Indexes may change up until 17:15:00 ET due to corrections to the closing value of the Underlying Indexes.

1.4	Discretionary Adjustments

Nasdaq may, from time to time, exercise reasonable discretion as it deems appropriate to ensure Index integrity.

1.5	Limitations of liability

Nasdaq shall not be liable for any direct, indirect, incidental, special or consequential damages or lost profits related to or arising out of the use of the index. Nasdaq expressly disclaims all warranties of accuracy, completeness, merchantability or fitness for any particular purpose, with respect to the index. Neither Nasdaq nor any third party make any warranty or representation whatsoever, express or implied, in respect of the index, the results to be obtained by the use thereof or the value of the index at any given time.

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Number of Months Ago	Price Return (Disregard Dividends)	Total Return (Reinvest Dividends on the Ex-Date)	Yield (Total Return - Price Return)	Annualized Volatility (Standard Deviation of Daily Change in Price Return)
12	12.00%	20.00%	8.00%	15.00%
9	9.00%	15.00%	6.00%	25.00%
6	6.00%	10.00%	4.00%	50.00%
3	3.00%	5.00%	2.00%	20.00%
1	0.50%	2.50%	2.00%	15.00%

Name	Calculation	Value
Relative Strength Score	Average of Price Return column	6.10%
Composite Yield Score	Average of Yield column	4.40%
Compsosite Volatility Score	Average of Annualzied Volatiltiy Column	25.00%
Yield to Risk Score	Composite Yield Score/ Composite Volatility Score	0.176
DWA Managed Momentum Score	Relative Strength Score * Yield to Risk Score	0.010736